January 6, 2000



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Amended Schedule 13G
      Wackenhut Corporation
   	As of December 31, 1999

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of an amended Schedule 13G for the above named company showing beneficial ownership of 5% or more as of December 31, 1999 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Kenneth K. Koster
Senior Vice President, Administration
Chief Compliance Officer

KKK:jmw
Enclosures

cc:	Office of the Corporate Secretary
    Wackenhut Corporation
   	4200 Wackenhut Drive, #100
   	Palm Beach Gardens, FL  33410-4243

   	Securities Division
   	New York Stock Exchange
   	11 Wall Street
   	New York, New York  10005


	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No. 2 )*


	Wackenhut Corporation
	(Name of Issuer)


	Common Stock Series B, par value $.10 per share
	(Title of Class of Securities)


	929794303
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  Page 1 of 5 Pages




CUSIP NO. 929794303        						13G
------------------------------------------------------------------------
 1	NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Eagle Asset Management, Inc.     59-2385219

 2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
								     (A) ______
								     (B) ______

 3	SEC USE ONLY

 4	CITIZENSHIP OR PLACE OF ORGANIZATION
           		State of Florida

  NUMBER OF		         5  SOLE VOTING POWER
     SHARES		    	          958,431
BENEFICIALLY	         6	SHARED VOTING POWER
     OWNED			               - - -
    AS OF
DECEMBER 31, 1999     7 SOLE DISPOSITIVE POWER
     BY EACH
   REPORTING		              958,431
      PERSON	         8	SHARED DISPOSITIVE POWER
        WITH	               - - -

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           		958,431

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                        							(____)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           		8.67%

12	TYPE OF REPORTING PERSON*
           		IA

			*SEE INSTRUCTION BEFORE FILLING OUT!


                        	Page 2 of 5 Pages

Item 1(a)	Name of Issuer:

		Wackenhut Corportion


Item 1(b)	Address of Issuer's Principal Executing Offices:

		4200 Wackenhut Drive, #100
		Palm Beach Gardens, FL  33410-4243

Item 2(a)	Name of Person Filing:

		Eagle Asset Management, Inc.

Item 2(b)	Address of Principal Business Office:

		880 Carillon Parkway
		St. Petersburg, Florida  33716

Item 2(c)	Citizenship:

		Florida

Item 2(d)	Title of Class of Securities:

		Common Stock Series B, par value $.10 per share

Item 2(e)	CUSIP Number:

		929794303


Item 3		Type of Reporting Person:

		(e)	Investment Adviser registered under Section 203 of the Investment
  				Advisors Act of 1940


					Page 3 of 5 Pages


Item 4	  Ownership as of December 31, 1999:

  	     (a)	Amount Beneficially Owned:

          		958,431 shares of common stock beneficially owned including:

                                              No. of Shares
   			Eagle Asset Management, Inc.			           958,431

           (b)	Percent of Class:      	           8.67%

  	     (c)	Deemed Voting Power and Disposition Power:

         		(i)		        (ii)	         (iii)	    	    (iv)
                            					     Deemed    	    Deemed
         		Deemed	      Deemed        to have	       to have
         		to have	     to have       Sole Power	    Shared Power
         		Sole Power	  Shared Power  to Dispose     to Dispose
         		to Vote or   to Vote or    or to		        or to
   		      to Direct	   to Direct     Direct the	    Direct the
         		to Vote	     to Vote       Disposition    Disposition
           -----------  ------------  -----------    -----------
           958,431      ----          958,431        ----
Eagle Asset
Management, Inc.

Item 5	 Ownership of Five Percent or Less of a Class:

	       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                                          (____)

Item 6	 Ownership of More than Five Percent on Behalf of Another Person:

	       N/A

Item 7	 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

	       N/A


                       					Page 4 of 5 Pages


Item 8	 Identification and Classification of Members of the Group:    N/A

Item 9	 Notice of Dissolution of Group:   N/A

Item 10	Certification:

       	By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 6, 2000  	            EAGLE ASSET MANAGEMENT, INC.



                                    ____________________________
                                 			Kenneth K. Koster
                                 			Senior Vice President, Administration
                                  		Chief Compliance Officer




                      					Page 5 of 5 Pages